Exhibit 99.2

Pyxis Tankers Announces Financial Results for the Three Months Ended June 30, 2024

Maroussi, Greece, August 12, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), (“we”, “our”, “us”, the “Company” or “Pyxis Tankers”), an international shipping company, today announced unaudited results for the three and six month periods ended June 30, 2024.

Summary

For the three months ended June 30, 2024, our Revenues, net were $13.9 million. For the same period, our time charter equivalent (“TCE”) revenues were $12.2 million, an increase of $3.6 million, or 41.9%, over the comparable period in 2023. Our net income attributable to common shareholders for the three months ended June 30, 2024, was $5.0 million, an increase of $2.3 million over the comparable period in 2023. For the second quarter of 2024, the net income per common share was $0.48 basic and $0.43 diluted compared to the net income per common share of $0.25 basic and $0.23 diluted for the same period in 2023. Our Adjusted EBITDA for the three months ended June 30, 2024, was $8.0 million, an increase of $2.7 million over the comparable period in 2023. Please see “Non-GAAP Measures and Definitions” below.

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and it is no longer obligated to pay dividends in respect of these shares. After this partial redemption, there are 303,631 PXSAP shares outstanding, which are convertible into 1,355,496 common shares if fully converted, a reduction of 446,429 in fully-diluted common shares.

On June 28, 2024, we closed on our previously announced dry bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 PXS restricted common shares to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel. The “Konkar Venture”, is a sister ship to the Company’s eco-efficient “Konkar Asteri”, and is continuing its employment under the existing time charter through mid-August, 2024 at a contracted gross daily rate of $18,000.

On July 30, 2024, we agreed with an existing lender to refinance the Seventhone Corp debt. The amended loan agreement provides a five year amortizing bank loan, due July 2029, with similar quarterly repayments, priced at SOFR plus 2.40% (from 3.35%) and is secured by, among other things, the vessel “Pyxis Theta”. In addition, the same lender agreed to reduce the interest margin from 3.15% to 2.40% applicable to the Eleventhone Corp. (“Pyxis Lamda”) credit facility which matures in December 2026. As of June 30, 2024, the outstanding balance of these two separate loans aggregated $27.3 million, and the average reduction in interest margin was 85 basis points.

Valentios Valentis, our Chairman and CEO, commented:

“We are pleased to report strong results for the second fiscal quarter of 2024 with revenues, net of $13.9 million and net income attributable to common shareholders of $5.0 million with basic earnings per share of $0.48 basic and of $0.43 diluted. In the quarter ended June 30, 2024, the product tanker sector continued to experience robust chartering activity driven by global demand for transportation fuels, relatively low inventories of many petroleum products, positive refinery activity, combined with the significant effect of the ongoing conflicts (Russia/Ukraine and Israeli/Hamas) which has led to continued market dislocation of shifting trade patterns and ton-mile expansion of seaborne cargo transportation. During the second quarter, we reported an average daily TCE for our MRs of $32,868. Despite the usual expected seasonal slowdown, the product tanker environment remains strong, and as of August 9, 2024, 68% of our MR available days in the quarter ending September 30, 2024, were booked at an average estimated TCE of $33,850 per day. We now own and operate three modern eco-efficient MRs, two of which are currently employed under short-term time charters and one on spot voyage. On the dry side, chartering conditions have also been constructive. For the quarter ended June 30, 2024, our three mid-sized eco-efficient bulk carriers generated an average TCE of $22,333 per day. All of our dry bulk vessels are currently employed under short-term time charters, and as of August 9, 2024, the average estimated TCE was $17,200/d with bookings of 76% of available days in the 2024 third quarter.

Tanker asset values continue to appreciate reaching 10 year historical highs. We continue to monitor this market for compelling acquisition opportunities. However, we decided to further expand in the dry bulk sector and in late June, we closed our second joint venture, where we acquired a 60% controlling interest in the 2015-built Kamsarmax, the “Konkar Venture,” and we now operate fleet of six mid-sized eco-vessels under a mixed chartering strategy.

We anticipate the chartering environment for product tankers and dry-bulk carriers to remain constructive for the near-term. Solid global demand for seaborne cargoes across a broad range of refined petroleum products and dry-bulk commodities is expected to continue with the respective orderbooks remaining relatively manageable. Longer-term supply/demand fundamentals remain very supportive. Even though inflation is decelerating with the prospect of interest rate cuts on the horizon and continued moderate global economic growth, the uncertainty surrounding macro-economic conditions and global events necessitate continued prudent management. Besides potential vessel acquisitions, we expect to continue to pursue additional value-enhancing transactions including the repurchase of additional common shares under our authorized program, while maintaining operational and capital discipline.”

Results for the three months ended June 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

For the three months ended June 30, 2024, we reported Revenues, net of $13.9 million, or 46.3% higher than $9.5 million in the comparable 2023 period. Our net income attributable to common shareholders was $5.0 million, or $0.48 basic and $0.43 diluted net income per common share, compared to a net income attributable to common shareholders of $2.8 million, or $0.25 basic and $0.23 diluted net income per common share, for the same period in 2023. The weighted average number of basic common shares decreased by 0.35 million to 10.45 million in the most recent period versus the second quarter of 2023. The weighted average number of diluted common shares also decreased in 2024 to 12.1 million shares, which assumes the full conversion of all the outstanding Preferred Stock in the most recent period. The average MR daily TCE rate during the second quarter of 2024 was $32,868 or 31.5% higher than the $25,000 MR daily TCE rate for the same period in 2023, due to higher demurrage income from spot chartering activity and better market conditions. The new dry-bulkers acquired, the Ultramax carrier in September 2023 and the two Kamsarmaxes in February 2024 and June 2024, had an average TCE rate of $22,333 for the second quarter of 2024. The revenue mix of the MR tankers for the second quarter of 2024 was 56% from short-term time charters and 44% from spot market employment, while the dry-bulk carriers were hired for short-term time charters. Adjusted EBITDA increased by $2.7 million to $8.0 million in the second quarter of 2024 from $5.2 million for the same period in 2023 primarily due to 94 higher ownership days for our fleet from 458 in the most recent period compared to 364 for the same period in previous year and higher average TCE rates.

Tanker fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

MR Revenues, net [1]		$9,505	10,137	21,121	19,824
MR Voyage related costs and commissions [1]		(855)	(1,197)	(3,257)	(2,492)
MR Time charter equivalent revenues [1,3]		$8,650	8,940	17,864	17,332

MR Total operating days [1]		346	272	738	536
MR Daily Time Charter Equivalent rate [1,3]	$/d	25,000	32,868	24,207	32,337
Average number of MR vessels [1]		4.0	3.0	4.5	3.0

2

Dry-bulk fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

Dry-bulk Revenues, net [2]	$	n/a	3,774	n/a	5,891
Dry-bulk Voyage related costs and commissions [2]		n/a	(468)	n/a	(823)
Dry-bulk charter equivalent revenues [2,3]	$	n/a	3,306	n/a	5,068

Dry-bulk Total operating days [2]		n/a	148	n/a	252
Dry-bulk Daily Time Charter Equivalent rate [2,3]	$/d	n/a	22,333	n/a	20,111
Average number of Dry-bulk vessels [2]		n/a	2.0	n/a	1.8

Total fleet		Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars, except for daily TCE rates)		2023	2024	2023	2024

Revenues, net [1,2]		$9,505	13,911	21,121	25,715
Voyage related costs and commissions [1,2]		(855)	(1,665)	(3,257)	(3,315)
Charter equivalent revenues [1,2,3]		$8,650	12,246	17,864	22,400

Total operating days [1,2]		346	420	738	788
Daily Time Charter Equivalent rate [1,2,3]	$/d	25,000	29,156	24,207	28,427
Average number of vessels [1,2]		4.0	5.0	4.5	4.8

1 a) The eco-efficient MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

2 a) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

b) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

c) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and is continuing its employment under the existing time charter through mid-August.

3 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion & Analysis of Financial Results for the Three Months ended June 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $13.9 million for the three months ended June 30, 2024, represented an increase of $4.4 million, or 46.3%, from $9.5 million in the comparable period of 2023. In the second quarter of 2024, our average daily TCE rate for our MR fleet was $32,868, a $7,868 per day increase from $25,000 for the same period in 2023 and for our recent acquired dry-bulk fleet was $22,333 per day. These changes were the result of higher demurrage income due to MR spot chartering activity in the second quarter of 2024 and better market conditions. In the most recent period, our MRs generated utilization of 99.6% in comparison to 98.6% in the same quarter of 2023. Our dry-bulk carriers for the three months ended June 30, 2024 achieved 80.0% utilization. Total fleet ownership days in the second quarter of 2024 were 458 on an average of 5.0 vessels compared with 364 days on an average of 4.0 vessels for the same period of 2023. This increase was due to the sale of the “Pyxis Epsilon” in December 2023 counterbalanced by the acquisitions of the new dry-bulk carriers “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” in September 2023, February 2024 and June 2024, respectively.

3

Voyage related costs and commissions: Voyage related costs and commissions of $1.7 million in the second quarter of 2024, represented an increase of $0.8 million, or 90.7%, from $0.9 million in the same period of 2023, primarily as a result of higher spot employment days for our vessels, including idle days, from 48 days in the second quarter in 2023 to 128 days in the same period of 2024. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and a decrease in spot employment results in decreased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.0 million for the three-month period ended June 30, 2024, represented an increase of $0.6 million, or 24.3% compared to same period in 2023, and reflected 94 more vessel ownership days and inflationary cost pressures.

General and administrative expenses: General and administrative expenses of $0.8 million for the second quarter of 2024 increased by 17.1% compared to $0.7 million in the same period of 2023. The increase was attributable to higher professional fees and an increase in administrative fees that adjusted by 3.50% to reflect the 2024 inflation rate in Greece.

Management fees: For the three months ended June 30, 2024, management fees charged by our tanker ship manager, Pyxis Maritime Corp. (“Maritime”), our dry-bulk ship manager Konkar Shipping Agencies S.A. (“Konkar Agencies”), both affiliated entities of our Chairman and Chief Executive Officer, Mr. Valentis, and from International Tanker Management Ltd. (“ITM”), the technical manager of our MRs, increased by $0.1 million, reflecting 94 more vessel ownership days compared to the same period in 2023.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the quarter ended June 30, 2024, remained flat compared to the same period of 2023.

Depreciation: Depreciation of $1.6 million for the quarter that ended June 30, 2024, represented an increase of $0.4 million, or 32.6% compared to $1.2 million in 2023 and reflected additional depreciation for the newly acquired bulker vessels “Konkar Ormi”, “Konkar Asteri” and “Konkar Venture” partially offset by depreciation ceasing of the sold tanker “Pyxis Epsilon”.

Interest and finance costs: Interest and finance costs for the quarter ended June 30, 2024, were $1.6 million compared to $1.3 million in the comparable period in 2023, an increase of $0.3 million, or 20.0%. This increase was attributed to higher average debt levels offset by lower LIBOR/SOFR referenced interest rates paid on all the floating rate bank debt. On June 27, 2024, the Company completed the debt financing of the newly acquired dry-bulk carrier “Konkar Venture”, our 2015 built Kamsarmax with a $16.5 million five year secured loan from an existing lender. The loan is priced at SOFR plus 2.15%.

Interest income: Interest income of $0.6 million was received during the quarter ended June 30, 2024 from the Company’s short term time deposits compared to $0.4 million for the same period in 2023 due to higher cash balances.

Management’s Discussion and Analysis of Financial Results for the Six Months ended June 30, 2023 and 2024

Amounts relating to variations in period–on–period comparisons shown in this section are derived from the interim consolidated financials presented below (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted).

Revenues, net: Revenues, net of $25.7 million for the six months ended June 30, 2024, represented an increase of $4.6 million, or 21.8%, from $21.1 million in the comparable period of 2023. In the first half of 2024, our MR daily TCE rate for our three MRs was $32,337, a $8,130 per day increase from the same 2023 period as a result of higher demurrage income due to MR spot chartering activity and better market conditions. For the 2024 period, our dry-bulk daily TCE rate for our carriers was $20,111.

Voyage related costs and commissions: Voyage related costs and commissions of $3.3 million for the six months ended June 30, 2024, remained at the same level compared to the 2023 period. For the six months ended June 30, 2024, our MRs were on spot charters or unfixed for 182 days in total, compared to 169 days in 2023. This higher spot chartering activity for our MRs contribute higher voyage costs which are typically borne by us rather than the charterer, thus an increase in spot employment results in increased voyage related costs and commissions. In the first six-months of 2024 these higher expenses were offset by lower bunker fuel costs.

4

Vessel operating expenses: Vessel operating expenses of $6.1 million for the six months ended June 30, 2024, represented a $0.3 million or 5.6% increase compared to $5.8 million for the same period in 2023. This increase was mainly attributed to the 61-day increase in ownership days from 806 for the six months ended June 30, 2023 to 867 for the 2024 period.

General and administrative expenses: General and administrative expenses of $1.5 million for the six months ended June 30, 2024, represented a decrease of $0.5 million or 22.7%, from $2.0 million in the comparable period in 2023, mainly due to the performance bonus of $0.6 million that paid in the first quarter of 2023 to Maritime, partially offset by increased administrative fees which were adjusted by 3.50% to reflect the 2024 inflation rate in Greece.

Management fees: For the six months ended June 30, 2024, management fees remained at the same level with the comparable period of 2023. Management fees represent the charges by Maritime, Konkar Agencies and ITM.

Amortization of special survey costs: Amortization of special survey costs of $0.2 million for the six months ended June 30, 2024, remained stable compared to the same period in 2023.

Depreciation: Depreciation of $3.1 million for the six months ended June 30, 2024, increased by $0.5 million or 17.5% compared to $2.6 million in the comparable period of 2023. The increase was attributed to the additions of newly acquired dry-bulk vessels partially counterbalanced by the ceasing of depreciation from the sales of tankers “Pyxis Malou” during the first quarter of 2023 and “Pyxis Epsilon” in late 2023.

Gain from the sale of vessels, net: During the six months ended June 30, 2023, we recorded a gain from the sale of the “Pyxis Malou” of $8.0 million, which occurred in the first quarter of 2023.

Loss from debt extinguishment: During the six months ended June 30, 2023, we recorded a loss from debt extinguishment of approximately $0.3 million reflecting the write-off of the remaining unamortized balance of deferred financing costs, which were associated with the first quarter loan repayments from the sale of the “Pyxis Malou” and debt refinancing of the “Pyxis Karteria”.

Interest and finance costs: Interest and finance costs for the six months ended June 30, 2024, were $3.1 million, compared to $2.8 million in the comparable period in 2023, an increase of $0.3 million, or 9.4%. Despite lower LIBOR/SOFR indexed rates paid on all the floating rate bank debt, this increase was primarily attributable to higher average debt levels. On February 15, 2024, we completed the bank financing of the newly acquired dry-bulk carrier, “Konkar Asteri” with a five year secured loan of $14.5 million. On June 27, 2024, the Company completed the debt financing of the newly acquired dry-bulk carrier “Konkar Venture” with a $16.5 million five year secured loan from an existing lender. Also, on June 28, 2024, we agreed with an existing lender to refinance the Seventhone Corp. (“Pyxis Theta”) debt. The amended agreement will provide a five year amortizing bank loan with similar quarterly repayment and reduced pricing at SOFR plus 2.40%. In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

Interest income: Interest income of $1.3 million was received during the six-month period ended June 30, 2024 from the Company’s short term time deposits compared to $0.4 million for the same period in 2023. The increase was a result of higher available cash balances during the most recent period.

5

Interim Consolidated Statements of Comprehensive Net Income

For the three months ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended June 30,
	2023	2024

Revenues, net	$9,505	$13,910

Expenses:
Voyage related costs and commissions	(873)	(1,665)
Vessel operating expenses	(2,453)	(3,049)
General and administrative expenses	(697)	(815)
Management fees, related parties	(164)	(272)
Management fees, other	(149)	(122)
Amortization of special survey costs	(91)	(97)
Depreciation	(1,232)	(1,634)
Allowance for credit losses	75	—
Loss from the sale of vessels, net	(1)	—
Operating income	3,920	6,256

Other expenses:
Interest and finance costs	(1,317)	(1,580)
Interest income	352	607
Total other expenses, net	(965)	(973)

Net income	$2,955	$5,283

Gain attributable to non-controlling interest	—	(91)
Net income attributable to Pyxis Tankers Inc.	$2,955	$5,192

Dividend Series A Convertible Preferred Stock	(199)	(174)
Net income attributable to common shareholders	$2,756	$5,018

Net income per common share, basic	$0.25	$0.48
Net income per common share, diluted	$0.23	$0.43

Weighted average number of common shares, basic	10,801,316	10,451,364
Weighted average number of common shares, diluted	12,624,301	12,095,610

6

Interim Consolidated Statements of Comprehensive Net Income

For the six months ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Six months ended June 30,
	2023	2024

Revenues, net	$21,121	$25,715

Expenses:
Voyage related costs and commissions	(3,273)	(3,315)
Vessel operating expenses	(5,790)	(6,116)
General and administrative expenses	(2,002)	(1,546)
Management fees, related parties	(330)	(498)
Management fees, other	(397)	(244)
Amortization of special survey costs	(176)	(194)
Depreciation	(2,634)	(3,095)
Allowance for credit losses	75	—
Gain from the sale of vessels, net	8,017	—
Operating income	14,611	10,707

Other expenses, net:
Loss from debt extinguishment	(287)	—
Loss from financial derivative instruments	(59)	—
Interest and finance costs	(2,808)	(3,073)
Interest income	413	1,261
Total other expenses, net	(2,741)	(1,812)

Net income	$11,870	$8,895

Gain attributable to non-controlling interest	—	(53)
Net income attributable to Pyxis Tankers Inc.	$11,870	$8,842

Dividend Series A Convertible Preferred Stock	(418)	(383)
Net income attributable to common shareholders	$11,452	$8,459

Net income per common share, basic	$1.06	$0.81
Net income per common share, diluted	$0.94	$0.73

Weighted average number of common shares, basic	10,754,405	10,479,962
Weighted average number of common shares, diluted	12,577,390	12,124,208

7

Consolidated Balance Sheets

As of December 31, 2023 and June 30, 2024

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	June 30,
	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$34,539	$25,411
Short-term investment in time deposits	20,000	17,000
Inventories	957	2,111
Trade accounts receivable, net	4,964	5,216
Due from related parties	194	—
Prepayments and other current assets	226	1,359
Total current assets	60,880	51,097

FIXED ASSETS, NET:
Vessels, net	99,273	143,833
Advance for vessel acquisition	2,663	—
Total fixed assets, net	101,936	143,833

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	1,800	2,150
Deferred dry-dock and special survey costs, net	1,622	1,432
Prepayments and other non-current assets	75	75
Total other non-current assets	3,497	3,657
Total assets	$166,313	$198,587

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$5,580	$7,637
Trade accounts payable	1,695	1,936
Due to related parties	990	975
Hire collected in advance	1,173	877
Accrued and other liabilities	646	1,429
Total current liabilities	10,084	12,854

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	55,370	80,846
Total non-current liabilities	55,370	80,846

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 403,631 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2023 and 303,631 at June 30, 2024)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 10,542,547 shares issued and outstanding as at December 31, 2023 and 10,458,767 at June 30, 2024, respectively)	11	11
Additional paid-in capital	110,799	103,993
Accumulated deficit	(14,270)	(5,819)
Total equity attributable to Pyxis Tankers Inc. and subsidiaries	96,540	98,185
Non-controlling interest	4,319	6,702
Total stockholders’ equity	100,859	104,887
Total liabilities and stockholders’ equity	$166,313	$198,587

8

Interim Consolidated Statements of Cash Flows

For the six months ended June 30, 2023 and 2024

(Expressed in thousands of U.S. dollars)

	Six months ended June 30,
	2023	2024
Cash flows from operating activities:
Net income	$11,870	$8,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,634	3,095
Amortization and write-off of special survey costs	176	194
Allowance for credit losses	(75)	—
Amortization and write-off of financing costs	126	114
Amortization of restricted common stock grants	47	17
Loss from debt extinguishment	287	—
Loss from financial derivative instrument	59	—
Gain on sale of vessels, net	(8,017)	—
Changes in assets and liabilities:
Inventories	1,053	(1,154)
Due from related parties	50	178
Trade accounts receivable, net	6,398	(253)
Prepayments and other assets	(339)	(1,133)
Insurance claim receivable	608	—
Special survey cost	(814)	(4)
Trade accounts payable	(491)	241
Hire collected in advance	(1,215)	(296)
Accrued and other liabilities	(88)	785
Net cash provided by operating activities	$12,269	$10,679

Cash flow from investing activities:
Proceeds from the sale of vessel, net	24,291	—
Vessel acquisitions	—	(44,969)
Vessel additions	(21)	(24)
Short-term investment in time deposits	—	3,000
Net cash (used in)/provided by investing activities	$24,270	$(41,993)

Cash flows from financing activities:
Proceeds from long-term debt	15,500	31,000
Repayment of long-term debt	(21,697)	(3,313)
Contributions from non-controlling interests to Joint Venture	—	5,880
Partial redemption of Series A Convertible Preferred shares	—	(2,500)
Repayment of promissory note	(6,000)	—
Financial derivative instrument	561	—
Payment of financing costs	(148)	(267)
Preferred stock dividends paid	(405)	(391)
Common stock re-purchase program	(91)	(380)
Deemed dividend	—	(7,493)
Net cash provided by/(used in) financing activities	$(12,280)	$22,536

Net (decrease)/increase in cash and cash equivalents and restricted cash	24,259	(8,778)
Cash and cash equivalents and restricted cash at the beginning of the period	10,189	36,339
Cash and cash equivalents and restricted cash at the end of the period	$34,448	$27,561

SUPPLEMENTAL INFORMATION:
Cash paid for interest	$2,598	$2,815
Non-cash financing activities – issuance of common stock financing acquisition of vessel “Konkar Venture”	—	1,382

9

Liquidity, Debt and Capital Structure

Our total funded debt, net of deferred financing costs at June 30, 2024 of $88.5 million includes $34.1 million of bank loans, net of deferred financing costs with our two dry bulk joint ventures. Pursuant to our loan agreements, as of June 30, 2024, we were required to maintain a minimum cash balance of $2.15 million. Total cash and cash equivalents, including the minimum liquidity and cash that has been classified as a short-term investment in time deposits, aggregated $44.6 million as of June 30, 2024.

	December 31,	June 30,
	2023	2024
Funded debt, net of deferred financing costs	$60,950	$88,483
Total funded debt	$60,950	$88,483

On June 30, 2024, our weighted average interest rate on our total funded debt for the three months ended June 30, 2024 was 8.05% and we had short-term interest-bearing money market investments of $32.0 million. Our next loan maturity is scheduled for December 2026 with a balloon principal payment of $12.2 million due on the “Pyxis Lamda”.

On June 20, 2024, the Company paid $2.5 million for the redemption of 100,000 shares of our Series A Cumulative Convertible Preferred Stock (NASDAQ Cap Mkts: PXSAP). Upon this redemption, 100,000 PXSAP shares were cancelled by the Company and the Company is no longer obligated to pay dividends in respect of these shares. After this partial redemption, which resulted in a reduction of 446,429 in fully-diluted common shares, there are 303,631 PXSAP shares outstanding, which are convertible into 1,355,496 common shares, if fully converted.

On June 28, 2024, we closed on our previously announced dry bulk joint venture with an entity related to our Chairman and Chief Executive Officer for the acquisition of an 82,099 dwt eco-efficient Kamsarmax built in 2015 at Jiangsu New Yangzi Shipbuilding. The $30.0 million purchase price for the “Konkar Venture”, which is fitted with a ballast water treatment system, was funded by a combination of secured bank debt of $16.5 million, $12.0 million cash, of which the Company contributed $7.3 million in cash, and the issuance of 267,857 PXS restricted common shares (the “Restricted Common Shares”) to the related party seller. Pyxis owns a 60% controlling ownership interest in the joint venture. The five year amortizing bank loan is priced at Term SOFR +2.15% and is secured by, among other things, the vessel. The “Konkar Venture”, is a sister ship to the Company’s eco-efficient “Konkar Asteri”, and is continuing its employment under the existing time charter through mid-August, 2024 at a contracted gross daily rate of $18,000.

On June 30, 2024, we had a total of 10,458,767 common shares issued and outstanding of which 54.8% were beneficially owned by Mr. Valentis, 303,631 Preferred Shares (NASDAQ Cap Mkts: PXSAP), which have conversion price of $5.60, and 1,591,062 warrants (NASDAQ Cap Mkts: PXSAW), which have an exercise price of $5.60, (excluding non-tradeable underwriter’s common stock purchase warrants of which 107,143 and 3,460 have exercise prices of $8.75 and $5.60, respectively, and 2,000 and 2,683 Preferred Shares purchase warrants which have an exercise price of $24.92 and $25.00 per share, respectively).

During the quarter ended June 30, 2024, we repurchased 39,223 PXS common shares at an average price of $4.66 per share, including brokerage commissions, or $183,000. We have repurchased a total of 415,371 PXS common shares at an aggregate purchase price (including brokerage commissions) of $1.6 million under the authorized $3.0 million common share re-purchase program which is scheduled to expire on May 16, 2025.

Subsequent Events:

On July 30,2024, we agreed with an existing lender to refinance the Seventhone Corp (“Pyxis Theta”) outstanding debt of $10.75 million. The amended agreement provides a five year amortizing bank loan with similar quarterly repayment with a maturity of July 2029 and reduce pricing to SOFR plus 2.40% (from 3.35%). In addition, the same bank agreed to reduce the interest rate margin from 3.15% to 2.40% on the outstanding $16.5 million loan to the Eleventhone Corp. (“Pyxis Lamda”).

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After the quarter ended June 30, 2024, and as of August 8, 2024 we repurchased an additional 25,537 PXS common shares at an average price of $4.94 per share, including brokerage commissions, or $126,000, under the share buy-back program. After these additional open market purchases and the issuance of the Restricted Common Shares, as of August 8, 2024, we had 10,701,087 outstanding common shares of which 56% was beneficially owned by Mr. Valentis.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represent the sum of net income, interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating charges, such as interest income, loss from debt extinguishment, loss from financial derivative instrument and gain from sales of vessels. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net income, as reflected in the Unaudited Consolidated Statements of Comprehensive Income to EBITDA and Adjusted EBITDA:

	Three months ended June 30,		Six months ended June 30,
(Amounts in thousands of U.S. dollars)	2023	2024	2023	2024
Reconciliation of Net income to EBITDA and Adjusted EBITDA

Net income	$2,955	$5,283	$11,870	$8,895

Depreciation	1,232	1,634	2,634	3,095

Amortization of special survey costs	91	97	176	194

Interest and finance costs	1,317	1,580	2,808	3,073

EBITDA	$5,595	$8,594	$17,488	$15,257

Interest income	(352)	(607)	(413)	(1,261)

Loss from debt extinguishment	—	—	287	—

Loss from financial derivative instrument	—	—	59	—

Gain from the sale of vessels, net	1	—	(8,017)	—

Adjusted EBITDA	$5,244	$7,987	$9,404	$13,996

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Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding the employment of the vessels. TCE Revenues are calculated by presenting Revenues, net after deducting Voyage related costs and commissions. We calculate daily TCE by dividing TCE Revenues, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE Revenues and daily TCE are not calculated in accordance with U.S. GAAP.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimize the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA, Opex and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA, Opex and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. dollars per day)		Three months ended June 30,		Six months ended June 30,
		2023	2024	2023	2024
Eco-Efficient MR2: (2024: 3 vessels)
(2023: 4 vessels)	Daily TCE :	24,980	32,868	24,897	32,337
	Opex per day:	6,629	7,130	6,953	7,175
	Utilization % :	98.6%	99.6%	95.2%	98.2%
Eco-Modified MR2: (2023: 1 vessel)
	Daily TCE :	n/a	n/a	17,064	n/a
	Opex per day:	n/a	n/a	9,236	n/a
	Utilization % :	n/a	n/a	79.3%	n/a
MR Fleet: (2024: 3 vessels) *
(2023: 5 vessels) *	Daily TCE :	25,000	32,868	24,207	32,337
	Opex per day:	6,786	7,130	7,185	7,175
	Utilization % :	98.6%	99.6%	93.5%	98.2%

Average number of MR vessels *		4.0	3.0	4.5	3.0

Dry-bulk : (2024: 3 vessels)
	Daily TCE :	n/a	22,333	n/a	20,111
	Opex per day:	n/a	5,952	n/a	6,789
	Utilization % :	n/a	80.0%	n/a	78.5%

Average number of Dry bulk vessels *		n/a	2.0	n/a	1.8

Total Fleet: (2024: 6 vessels) *
(2023: 5 vessels) *	Daily TCE :	25,000	29,156	24,207	28,427
	Opex per day:	6,786	6,654	7,185	7,032
	Utilization % :	98.6%	91.7%	93.5%	90.9%

Average number of vessels *		4.0	5.0	4.5	4.8

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As of August 9, 2024, our fleet consisted of three eco-efficient MR2 tankers, “Pyxis Lamda”, “Pyxis Theta”, “Pyxis Karteria”, and three dry-bulk vessels, “Konkar Ormi” delivered to our joint venture on September 14, 2023, “Konkar Asteri” delivered on February 15, 2024 and “Konkar Venture” delivered to our joint venture on June 28, 2024. During 2023 and 2024, the vessels in our fleet were employed under time and spot charters.

*

a) The Eco-Modified MR “Pyxis Epsilon” was sold to an unaffiliated buyer on December 15, 2023.

b) The dry-bulker “Konkar Ormi” was delivered on September 14, 2023 and commenced her initial charter on October 5, 2023.

c) The dry-bulker “Konkar Asteri” was delivered on February 15, 2024 and commenced her initial charter on February 29, 2024.

d) The dry-bulker “Konkar Venture” was delivered on June 28, 2024 and is continuing its employment under the existing time charter through mid-August.

Conference Call and Webcast

Today, Monday, August 12, 2024, at 8:30 a.m. Eastern Time, the Company’s management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13748060. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, August 19, 2024.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/50933

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Pyxis Tankers Fleet (as of August 9, 2024)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Earliest Redelivery Date

Tanker fleet
Pyxis Lamda	SPP / S. Korea	MR2	50,145	2017	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR2	51,795	2013	Time	29,000	Aug 2024
Pyxis Karteria (3)	Hyundai / S. Korea	MR2	46,652	2013	Time	34,500	Sep 2024
			148,592
Dry-bulk fleet
Konkar Ormi (4)	SKD / Japan	Ultramax	63,520	2016	Time	18,250	Sep 2024
Konkar Asteri (5)	JNYS / China	Kamsarmax	82,013	2015	Time	16,250	Oct 2024
Konkar Venture (6)	JNYS / China	Kamsarmax	82,099	2015	Time	18,000	Aug 2024
			227,632

1) These tables present gross rates in U.S.$ and do not reflect any commissions payable.

2) “Pyxis Theta” is fixed on a time charter for a minimum of 11 maximum of 15 months, at $29,000 per day.

3) “Pyxis Karteria” was fixed on a time charter for a minimum of 6 maximum of 9 months, at $34,500 per day.

4) “Konkar Ormi” was fixed on a time charter for 55 – 65 days, at $18,250 per day.

5) “Konkar Asteri” was fixed on time charter for 90 – 105 days, at $16,250 per day, plus scrubber premium of $168,828.

6) “Konkar Venture” was fixed on time charter for 95 – 105 days, at $18,000 per day.

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three MR product tankers engaged in the seaborne transportation of refined petroleum products and other bulk liquids, and three dry-bulk carriers, including controlling interests in two dry-bulk joint ventures that own a Kamsarmax and Ultramax carrier, respectively, and one 100% owned Kamsarmax vessel, which transport a broad range of dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information on the Company’s website is not incorporated into and does not form a part of this release.

Forward Looking Statements

This press release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 in order to encourage companies to provide prospective information about their business. These statements include statements about our plans, strategies, goals financial performance, prospects or future events or performance and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” “expects,” “seeks,” “predict,” “schedule,” “projects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “continue,” “contemplate,” “possible,” “likely,” “might,” “will, “should,” “would,” “potential,” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of the war in the Ukraine and the Red Sea conflict, on our financial condition and operations as well as the nature of the product tanker and dry-bulk industries, in general, are forward-looking statements. Such forward-looking statements are necessarily based upon estimates and assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results may differ, possibly materially, from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. The Company is reliant on certain independent and affiliated managers for its operations, including most recently an affiliated private company, Konkar Shipping Agencies, S.A., for the management of its dry-bulk vessels. For more information about risks and uncertainties associated with our business, please refer to our filings with the U.S. Securities and Exchange Commission, including without limitation, under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any information in this press release, including forward-looking statements, to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi, 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

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